SilverCrest Reports Q1 2012 Financial Results
Cash Flow from Operations of $12.2 million ($0.14 per share)

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. May 15, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the first quarter ended March 31, 2012 (all figures in U.S. dollars unless otherwise specified.)

Q1 2012 FINANCIAL HIGHLIGHTS:

•	Cash flow from operations (1)	$12.2 million ($0.14 per share)
•	Cash operating cost per silver equivalent ounce sold (2)	$7.00
•	Revenues reported - IFRS (3)	$19.6 million
•	Comprehensive earnings	$6.3 million ($0.07 per share)
•	Cash, cash equivalents and short term investments	$36.5 million (at March 31, 2012)

J. Scott Drever, President stated; “We had an excellent beginning for 2012. In Q1 we sold 641,546 silver equivalent ounces, with an average cash operating costs of $7.00 per ounce. The Santa Elena open pit heap leach mine operations continue to perform well and generated cash flows of $12.2 million which will help finance the Santa Elena Expansion plan to double metals production by 2014 and accelerate the exploration and development of our polymetallic La Joya Project. During the first quarter, total production was consistent with our plan and cash operating costs were below plan. As a result, we are confident in achieving our 2012 guidance of production of 435,000 silver ounces and 33,000 gold ounces at an average cash operating cost of $8.20 per silver equivalent ounce."

Financial and Operating Highlights:	Q1 2012	Q1 2011
Cash flow from operations (1)	$12,231,163	($52,660)
Cash flow from operations (1) per share	$0.14	($0.00)
Cash operating cost per silver equivalent ounce sold (2)	$7.00	-
Revenues (3)
Silver revenue	$4,699,470	-
Gold revenue – cash basis	$13,077,221	-
	$17,776,691	-
Gold revenue – non cash
- adjustment to market spot price	$1,088,230	-
- amortization of deferred revenue	$734,649	-
Revenues reported	$19,599,570	-
Cost of sales	($ 4,491,131)	-
Depletion, depreciation and accretion	($ 1,483,841)	-
Mine operating earnings	$13,624,598	-
Loss on derivative instruments	($2,642,756)	($2,398,952)
Other net expenses	($1,186,322)	($ 961,309)
Taxes	($3,725,000)	-
Exchange gain on translation to US Dollars	$272,821	$538,351
Comprehensive earnings (loss)	$6,343,341	($2,821,910)
Weighted average number of common shares outstanding	87,861,072	66,927,998
Comprehensive earnings (loss) per share – basic	$0.07	($0.04)
Silver ounces sold	139,771	57,569
Gold ounces sold	9,788	2,333
Silver equivalent ounces sold (2)	641,546	146,219
Silver ounces produced	134,528	64,712
Gold ounces produced	9,405	3,152
Silver equivalent ounces produced (2)	616,668	184,483
Ag : Au Ratio (2)	51.2:1	38:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.
Variance in sold versus produced is based on carry forward inventory from Q4 2011.
(3) IFRS 18 – Revenue, states revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012 and associated MD&A which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com .

Three months ended March 31, 2012

During the quarter ended March 31, 2012, reported revenue amounted to $19,599,570 (2011 - $Nil), which included $17,776,691 (2011 - $3,810,044, capitalized) in silver and gold revenues on a cash basis, non-cash revenues of $1,088,230 (2011 – $865,038, capitalized) for adjustments to gold spot market prices related to hedge facility deliveries, and $734,649 (2011 - $180,955, capitalized) for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $1,088,230 represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,727.50 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 139,771 ounces (2011 – 57,569) at an average realized price of $32.62 (2011 - $33.32) . All silver production is unencumbered and sold at spot prices.

Gold sales were 9,788 ounces (2011 – 2,333). Gold delivered into the Hedging Facility was 1,359 ounces (2011 – 1,866) at an average realized price of $925.93 (2011 – $926.15) . Gold delivered to Sandstorm was 1,958 ounces (2011 – 467) at an average realized gold price of $725.29 (2011 - $737.84) for which the Company recorded revenues of $1,419,794 (2011 -$344,253, capitalized) consisting of $685,145 (2011 - $163,298) in cash received and $734,649 (2011 - $180,955) from amortization of deferred revenue. The Company sold 6,471 gold ounces (2011 – Nil) at market spot realized price of $1,720.45 (2011 - $Nil) per ounce.

Cost of sales amounted to $4,491,131 (2011 - $2,940,598 capitalized). Cash cost per silver equivalent ounce sold amounted to $7.00 .

General and administrative expenses increased to $1,172,197 (2011 - $619,424) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico.

Loss on derivative instruments amounted to $2,642,756 (2011 – $2,398,952) using the gold forward price of $1,671 (2011 - $1,456). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative loss relates to the incremental fair value of the Macquarie Bank Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce.

The income tax expense of $3,725,000 (2011 – $Nil) is the estimated first quarter tax payable from Santa Elena operations.

Comprehensive earnings were $6,343,341 or $0.07 per common share compared to a comprehensive loss of $2,821,910 or ($0.04) per common share in 2011.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold, which is a non-IFRS performance measure. The Company provides this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three month period ended March 31, 2012, for a reconciliation of this measure to reported IFRS results.

OUTLOOK FOR 2012

For 2012, SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena open pit silver and gold mine, realize the full potential and value of the Santa Elena mine by diligently implementing the three year expansion plan to double metals production, and to rapidly advance the delineation of a large polymetallic deposit at the La Joya Property. The specific targets are expected to be as follows:

Santa Elena Open Pit Production

  Estimated annual production, 33,000 gold ounces and 435,000 silver ounces; (Q1 2012; 9,405 gold ounces and 134,528 silver ounces).
  Expected operating costs of $18.5 million; (Q1 2012; $4.49 million including inventory adjustment).
  Estimated cash operating cost of $8.20 per ounce silver equivalent sold (55:1 Ag:Au); (Q1 2012; $7.00 per ounce silver equivalent).

  Estimated sustaining capital expenditure of $1.5 million, reduced from $2.5 million; (Q1 2012; approx $220k incurred).
  Estimated operating cash flow in excess of $2 million per month, based on $1,600 per ounce of gold, $30 per ounce of silver; (Q1 2012; actual $4.06 million per month).

Santa Elena Expansion

  Collar underground decline in January, 2012; (achieved).
  Complete underground development, including main ramp and exploration drifts, of approximately 2,350meters;
  (commenced, Q1 2012; 200 metres).
  Secure long lead time items for mill and initiate tank fabrication; (commenced).
  Basic and detailed engineering for mill facility completed by Q1 2013; (commenced).
  Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan; (commenced).
  Complete Pre-Feasibility Study on Expansion Plan (underground and mill); (commenced).
  Drill Santa Elena at along strike and depth to expand underground resources; (commenced).
  Continue site exploration for further discoveries; (commenced).
  Budgeted capital expenditure for 2012 estimated at $20 million including expansion plan and exploration; (Q1 2012; approx $640k incurred).

La Joya Project

  Complete Phase II drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes;
  (commenced, Q1 2012; 15 core holes).
  Explore the Coloradito, Esperanza and Santo Nino targets, which are adjacent to the MMT; (commenced).
  Complete revised resource estimation using Phase II results by Q4 2012;
  $6 million budget for exploration through December 31, 2012. (Q1 2012; Phase II program approximately $1.21 million incurred).

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
SILVERCREST MINES INC.	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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